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                                                                       Exhibit 1

LOGO OF RENTAL SERVICE CORPORATION                                April 16, 1999

To Our Stockholders:

   On April 5, 1999, United Rentals, Inc. commenced an unsolicited tender offer for all of the outstanding shares of common stock of Rental Service Corporation at a price of $22.75 per share in cash.

   Your Board of Directors has determined that United Rentals' tender offer is inadequate and not in the best interests of RSC or its stockholders. Accordingly, we recommend that you reject the United Rentals tender offer and not tender your shares to United Rentals.

   As previously announced, RSC and NationsRent, Inc. have agreed to combine in a stock-for-stock strategic merger. On January 20, 1999, your Board approved a merger agreement with NationsRent and declared the terms of the merger with NationsRent fair and advisable to RSC and its stockholders.

   Our recommendation that you reject United Rentals' tender offer is based upon our determination that:

  . The consideration being offered by United Rentals is inadequate to RSC's stockholders from a financial point of view; and

  . The tender offer contains numerous and significant conditions, certain of which cannot be satisfied by United Rentals or RSC alone.

   In reaching its determination as to the financial inadequacy of United Rentals' offer, your Board relied, among other things, upon the opinion of our financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, that the $22.75 per share consideration being offered in the tender offer is inadequate to Rental Service's stockholders (other than United Rentals and its affiliates), from a financial point of view.

   Your Board's recommendation recognized that:

  . RSC has continued to achieve record financial performance, including first quarter results;

  . RSC's internal forecasts exceed financial analyst estimates for the next five years;

  . United Rentals' offer represents a discount to RSC's historic trading prices and multiples;

  .  United Rentals' offer contains no acquisition premium;

  . Recent comparable acquisitions have been at considerably higher multiples; and

  . United Rentals' public statements have significantly understated the highly accretive nature of its offer.

United Rentals' Offer is Financially Inadequate

   Our first quarter results as well as our forecasts for 1999 and the following four years substantially exceed Wall Street analyst expectations. Today we reported first quarter revenues of $174.8 million, operating income of $30.1 million and earnings per share of $0.32. These results substantially exceeded Wall Street analyst expectations, and our reported earnings per share of $0.32 exceeded the First Call consensus median estimate of $0.28 by $0.04.

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   We have also provided you with our management's five-year business forecast in our Schedule 14D-9 for United Rentals' offer. Our projected 1999 and 2000 earnings per share of $1.62 and $2.16 exceed First Call consensus estimates of $1.57 and $1.92 by $0.05 and $0.24, respectively. Additionally, our projected five-year earnings per share compound annual growth rate of 30% significantly exceeds the First Call consensus estimate of 23%.

   United Rentals' offer represents a discount to RSC's historic trading prices and market multiples. Rather than being a "premium" offer, United Rentals' offer is at a discount to your company's historic trading prices, which closed at $24.63 within the 30 trading days prior to the United Rentals offer--in fact, our stock price closed above the offer price on every trading day but one in February. RSC's forward price-to-earnings multiple of more than 15x consensus estimates during that period is also in excess of the 14.5x multiple implied by United Rentals' $22.75 per share offer for RSC. United Rentals' offer clearly takes unfair advantage of the recent decline in RSC's stock price.

   United Rentals' offer does not contain any acquisition premium. The 14.5x 1999 estimated price-to-earnings multiple implied by United Rentals' offer for RSC represents a discount of approximately 24% to United Rentals' fully-distributed trading multiple of 19.1x 1999 estimated earnings per share on April 15, 1999.

   Multiples paid in recent comparable acquisitions have been considerably higher. Industry acquisitions of companies of comparable size to RSC have been at multiples considerably higher than the multiples implied by United Rentals' offer. In comparison with the two most recent comparable acquisitions in our industry, United Rentals' offer represents a 47% discount to the equity valuation implied by Atlas Copco's acquisition of Prime Services, and a 42% discount to the equity valuation of RSC that United Rentals' own merger with U.S. Rentals implies, in each case based upon multiples of trailing 12-month EBITDA, pro forma for acquisitions.

   United Rentals has significantly understated the potential accretion to its earnings that would result from an acquisition of RSC. We estimate a merger with RSC would be approximately three times more accretive to United Rentals' earnings per share than the $0.10 per share they have indicated in their public statements.

   We explain certain of the analyses above, including the assumptions and qualifications for our forecasts, in greater detail in our Schedule 14D-9, which you are urged to review carefully.

The United Rentals Offer is Contingent upon a Number of Significant
Conditions.

   We have determined that the tender offer is not reasonably likely to be consummated on the terms proposed by United Rentals because consummation of the tender offer is subject to significant conditions not within RSC's or United Rentals' control. These include:

  .  the termination of the merger agreement with NationsRent; and

  . the invalidation or termination of existing agreements with NationsRent as to the payment by RSC of certain termination fees to NationsRent and the cancellation of the stock option granted by RSC to NationsRent in connection with the proposed NationsRent transaction.

   United Rentals has also conditioned payment for your shares upon receiving financing for the offer pursuant to a commitment letter that itself is subject to numerous conditions.

   Further, the merger agreement with NationsRent only permits us to have discussions with or negotiate with United Rentals if we determine that its acquisition proposal constitutes a "Superior Proposal" to the proposed merger with NationsRent. To do so, we must determine that the tender offer is, among other things, "reasonably likely to be consummated" on the terms proposed by United Rentals, which we have been unable to conclude in light of the significant conditions of the United Rentals offer. United Rentals may unilaterally waive, amend or reduce the conditions to its tender offer and may improve the consideration offered. In such circumstances, we would reconsider whether the tender offer constitutes a "Superior Proposal" under the merger agreement with NationsRent. Additional significant conditions to the tender offer are more fully described in our Schedule 14D-9.

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   After considering, among other things, the inadequacy of United Rentals'
offer, the risks that United Rentals' offer will not be consummated and your Company's plans to complete its strategic merger with NationsRent, your Board determined to adopt a stockholder rights plan. The Board also adopted the rights plan to assure that all Rental Service Corporation stockholders receive fair and equal treatment in the event of any proposed takeover of your company and to guard against abusive tactics to gain control of your company without paying all stockholders a control premium. Accordingly, your Board today announced it has declared a dividend of one Preferred Share Purchase Right on each share of Rental Service Corporation common stock.

   United Rentals' offer does not reflect RSC's strong performance and excellent prospects, and is an attempt to take advantage of current low trading levels, without paying any real premium.

   Do not let United Rentals gain the value of your investment for its shareholders.

   We urge you to carefully read the Company's attached Schedule 14D-9 in its entirety, including the discussion of the reasons for your Board's recommendation and the opinion of Merrill Lynch.

   You should be aware of a separate development. The Company has established an Executive Committee of the Board, of which I will serve as Chairman and which includes my fellow director, Britton H. Murdoch. The Committee will work with and supervise the executive management of the Company, including Robert
M. Wilson, Executive Vice President and Chief Financial Officer, and Douglas
A. Waugaman, newly appointed Chief Operating Officer, during the absence of Martin R. Reid, our Chairman and Chief Executive Officer. Mr. Reid, upon the advice of his physicians, has requested and been granted a medical leave to complete evaluation and pursue treatment of a heart condition.

   We again urge you to reject United Rentals' inadequate offer. Any shares tendered into the United Rentals tender offer may be withdrawn at any time before its expiration. If you have any questions or need any assistance in withdrawing your shares from the tender offer, please contact MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or at (212) 929-5500 (collect).

   Your Board of Directors thanks you for your continued support.

                                          Sincerely,

                                          /s/ John M. Sullivan
                                          John M. Sullivan
                                          Chairman of the Executive Committee
                                           of the Board
                                          On behalf of the Board of Directors

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